Exhibit 99.7

Confidential Board of Directors Sears Holdings Corporation 3333 Beverly Road Hoffman Estates, IL 60179	August 1, 2012

Ladies and Gentlemen:

Sears Holdings Corporation (the “Company”) has engaged Duff & Phelps, LLC (“Duff & Phelps”) to serve as an independent financial advisor to the Board of Directors (the “Board of Directors”) of the Company and to provide an opinion (the “Opinion”) as of the date hereof as to the fair market value of the aggregate equity of Sears Hometown and Outlet Stores, Inc. (“SHO”) in connection with the proposed transaction described below (the “Proposed Transaction”). The term “fair market value” is defined as the price at which property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or to sell, and both having reasonable knowledge of relevant facts.

Description of the Proposed Transaction

As described more fully in SHO’s Registration Statement filed on Form S-1 with the Securities and Exchange Commission (“SEC”) dated April 30, 2012, as amended (the “S-1”), the Proposed Transaction involves the separation of SHO from the Company effected by a rights offering transaction to existing shareholders of the Company.

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

Duff & Phelps, LLC 311 South Wacker Drive Suite 4200 Chicago, IL 60606	T +1 312 697 4600 F +1 312 697 0112	www.duffandphelps.com

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a.	The S-1 containing SHO’s audited annual financial statements for the fiscal years ended on or around January 31, 2010 to January 31, 2012 and SHO’s unaudited interim financial statements for the three months ended on or around April 30, 2012;

b.	Pro forma financial statements for SHO on a standalone basis for the fiscal year ended on or around January 31, 2012;

c.	A summary internal financial forecast for SHO for the three months ending on or around July 31, 2012;

d.	Financial projections for SHO prepared by management of the Company, including those persons expected to become members of management of SHO following the separation (collectively, “Company and SHO Management”), for the fiscal years ending on or around January 31, 2013 through January 31, 2015;

e.	The following agreements between SHO and the Company and its subsidiaries, which are expected to be entered into in connection with the separation:

i.	The Separation Agreement between the Company and SHO;

ii.	The Store License Agreement between Sears, Roebuck and Co. and Sears Authorized Hometown Stores, LLC;

iii.	The Store License Agreement between Sears, Roebuck and Co. and Sears Home Appliance Showrooms, LLC;

iv.	The Store License Agreement between Sears, Roebuck and Co. and Sears Outlet Stores, LLC;

v.	The Trademark License Agreement between Sears, Roebuck and Co. and SHO;

vi.	The Merchandising Agreement between Sears, Roebuck and Co., Kmart Corporation and the Company and SHO, Sears Authorized Hometown Stores, LLC and Sears Outlet Stores, LLC;

vii.	The Services Agreement between Sears Holdings Management Corporation and SHO;

viii.	The Retail Establishment Agreement between Sears Holdings Management Corporation and SHO; and

ix.	The Tax Sharing Agreement between the Company and SHO;

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August 1, 2012

2.	Discussed the information referred to above, including the historical performance, current operations, business environment, and future outlook of SHO, plans and intentions with respect to the operation of SHO following the separation, and other elements of the Proposed Transaction, with Company and SHO Management;

3.	Analyzed publicly available financial information on selected publicly traded companies and the financial markets;

4.	Performed certain valuation analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies, and a leveraged buyout analysis;

5.	Reviewed the current conditions in, and the economic outlook for, SHO’s industry; and

6.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion, Duff & Phelps, with the Company’s consent:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company and SHO management, and did not independently verify such information;

2.	Relied upon the fact that the Board of Directors, the Company and SHO have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

3.	Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same;

4.	Assumed that information supplied and representations made by Company and SHO Management are substantially accurate regarding SHO;

5.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

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6.	Assumed that there has been no material change in the assets, financial condition, business, or prospects of SHO since the date of the most recent financial statements and other information made available to Duff & Phelps; and

7.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on SHO;

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved with the Company or SHO.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Duff & Phelps did not evaluate SHO’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise) of the Company or SHO. Duff & Phelps has not been requested to, and did not, initiate any discussions with, or solicit any indications of interest from, third parties with respect to the assets, businesses or operations of SHO.

Duff & Phelps is not expressing any opinion as to the market price or value of SHO’s or the Company’s common stock (or anything else) after the consummation of the Proposed Transaction. This Opinion should not be construed as a fairness opinion, credit rating, solvency opinion, an analysis of SHO’s or the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s or SHO’s officers, directors, or employees, or any class of such persons.

This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any

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transaction related to the Proposed Transaction; and (iii) is not a recommendation as to how the Board of Directors or any stockholder should act with respect to any matters relating to the Proposed Transaction, including, with respect to the Board of Directors, whether to proceed with the Proposed Transaction or any related transaction, or, with respect to the holders of subscription rights, whether or not to exercise or sell their subscription rights. The decision as to whether to proceed with the Proposed Transaction or any related transaction or to exercise or sell subscription rights may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and the Company dated February 10, 2012, as amended (the “Engagement Letter”). This letter is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

Duff & Phelps has acted as financial advisor to the Board of Directors and the Company and will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, Duff & Phelps’ professional fee is due and payable upon the delivery of the Opinion. The Engagement Letter also provides that Duff & Phelps will be paid additional fees at its standard hourly rates for any time incurred should Duff & Phelps be called upon to support its findings subsequent to the delivery of the Opinion. In addition, the Company has agreed to reimburse Duff & Phelps for its reasonable out-of-pocket expenses and to indemnify Duff & Phelps and certain related persons against liabilities arising out of Duff & Phelps’ service as a financial advisor to the Company. In addition to this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has been engaged by the Company to perform various other financial analyses, primarily for financial reporting and tax planning purposes and including an engagement to provide an opinion to the Board of Directors with respect to the solvency of the Company after giving effect to the consummation of the Proposed Transaction, and may also act as a financial advisor to Sears Holdings and/or SHO in the future. For these prior engagements, Duff & Phelps received customary fees, expense reimbursement, and indemnification.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that, as of the date hereof, the fair market value of the aggregate equity of SHO is in the range of $345 million to $435 million.

Respectfully submitted,

/s/    Duff & Phelps, LLC

Duff & Phelps, LLC